FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tenet Fintech Group Inc. (the "Company")

550 Sherbrooke West
West Tower, Suite 255
Montreal, Québec H3A 1B9

2. Date of Material Change

November 5, 2021

3. News Release

News release was disseminated on November 5, 2021 through Newsfile Corp. and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On November 5, 2021, the Company announced that it has officially moved its registered office to Toronto as it continues its quest to attract some of Canada's top tech talent to help launch its Canadian operations.

5. Full Description of Material Change

The Company announced that it has officially moved its registered office to Toronto as it continues its quest to attract some of Canada's top tech talent to help launch its Canadian operations.

According to Coldwell Banker Richard Ellis (CBRE), the world's largest commercial real estate services company, Toronto is the fourth ranked tech talent market in North America behind only the San Francisco Bay Area, Seattle and Washington DC, and just ahead of the New York Metro Area. Toronto added an astonishing 81,200 tech jobs in the past five years, by far the most of any North American region during that span. By comparison, the Bay Area was second with a gain of 52,670 jobs.

The Company will be looking to tap into that pool to fill positions ranging from graphic designers to development team leads and data scientists.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report

November 15, 2021